UNITED STATES


SECURITIES AND EXCHANGE COMMISSION


Washington, D.C. 20549




SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c)*
 AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.2 )*

Atomera, Incorporated
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
04965B100
(CUSIP Number)
Malcolm P. Fairbairn
c/o Valley High Capital LLC
10 Orinda View Road
Orinda, CA 94563
(925) 300-8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices*
 and Communications)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this*
 Schedule is filed:
o
Rule 13d-1(b)
x
Rule 13d-1(c)
o
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's*
 initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing*
 information which would alter the
disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be * deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject* to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see* the Notes).





CUSIP No. 04965B100
13G



1.
Name of Reporting Persons
Malcolm P. Fairbairn


2.
Check the Appropriate Box if a Member of a Group


(a)
o


(b)
x


3.
SEC Use Only


4.
Citizenship or Place of Organization
United States



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With:
5.
Sole Voting Power
20,600



6.
Shared Voting Power
982,850



7.
Sole Dispositive Power
20,600



8.
Shared Dispositive Power
982,850


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
1,008,850


10.
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  o


11.
Percent of Class Represented by Amount in Row (9)
5.9%


12.
Type of Reporting Person
IN, HC









2



CUSIP No. 04965B100
13G



1.
Name of Reporting Persons
Emily Fairbairn


2.
Check the Appropriate Box if a Member of a Group


(a)
o


(b)
x


3.
SEC Use Only


4.
Citizenship or Place of Organization
United States



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With:
5.
Sole Voting Power
14,600



6.
Shared Voting Power
982,850



7.
Sole Dispositive Power
14,600



8.
Shared Dispositive Power
982,850


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
997,450


10.
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  o


11.
Percent of Class Represented by Amount in Row (9)
5.9%


12.
Type of Reporting Person
IN, HC









3



CUSIP No. 04965B100
13G



1.
Name of Reporting Persons
Valley High Limited Partnership


2.
Check the Appropriate Box if a Member of a Group


(a)
o


(b)
x


3.
SEC Use Only


4.
Citizenship or Place of Organization
Nevada



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With:
5.
Sole Voting Power
0



6.
Shared Voting Power
982,850



7.
Sole Dispositive Power
0



8.
Shared Dispositive Power
982,850


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
982,850


10.
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  o


11.
Percent of Class Represented by Amount in Row (9)
5.8%


12.
Type of Reporting Person
PN









4



CUSIP No. 04965B100
13G



1.
Name of Reporting Persons
Valley High Capital LLC


2.
Check the Appropriate Box if a Member of a Group


(a)
o


(b)
x


3.
SEC Use Only


4.
Citizenship or Place of Organization
California



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With:
5.
Sole Voting Power
0



6.
Shared Voting Power
982,850



7.
Sole Dispositive Power
0



8.
Shared Dispositive Power
982,850


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
982,850


10.
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  o


11.
Percent of Class Represented by Amount in Row (9)
5.8%


12.
Type of Reporting Person
HC,OO







5



Item 1.

(a)
Name of Issuer:
Atomera, Incorporated

(b)
Address of Issuer?s Principal Executive Offices:
9405 SW Gemini Drive, Beavertown, Oregon 97008

Item 2.

(a)
Names of Persons Filing:
This Statement is filed on behalf of each of the following persons*
 (collectively, the "Reporting
Persons"):
i)  	Malcolm P. Fairbairn;
ii) 	Emily Fairbairn;
iii)	Valley High Limited Partnership (?VHLP?);
iv)   Valley High Capital LLC (?VHCLLC?);


(b)
Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons*
 is 10 Orinda View Road,
Orinda, CA 94563.

(c)
Citizenship:
See Cover Page, Item 4.

(d)
Title of Class of Securities:
Common Stock, par value $0.001 per share (the ?Shares?).

(e)
CUSIP No.:
04965B100

Item
3.
Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

This Item 3 is not applicable.

8



CUSIP No. 04965B100
13D



Item 4.
Ownership

Item 4(a)
Amount Beneficially Owned:
As of May 29, 2019: (i) Malcolm P. Fairbairn may have been deemed the*
 beneficial owner of 1,008,850
Shares; (ii) Emily Fairbairn may have been deemed the beneficial owner of*
 997,450 Shares; (iii) VHLP and
VHCLLC may each have been deemed the beneficial owner of 982,850 Shares.

Item 4(b)
Percent of Class:
There are approximately 17,006,503 Shares outstanding according to the*
 Issuer's Prospectus filed May 30,
2019.  As of May 29, 2019: (i) Malcolm P. Fairbairn may have been deemed*
 the beneficial owner of approximately
5.9% of Shares outstanding; (ii) Emily Fairbairn may have been deemed*
 the beneficial owner of approximately
5.9% of Shares outstanding; (iii) VHLP and VHCLLC may each have been*
 deemed the beneficial owner of
approximately 5.8% of Shares outstanding.

Item 4(c)
Number of Shares of which such person has:





Malcolm P. Fairbairn:

(i)

Sole power to vote or direct the vote:

26,000
(ii)

Shared power to vote or direct the vote:

982,850
(iii)

Sole power to dispose or direct the disposition of:

26,000
(iv)

Shared power to dispose or direct the disposition of:

982,850

Emily Fairbairn:

(i)

Sole power to vote or direct the vote:

14,600
(ii)

Shared power to vote or direct the vote:

982,850
(iii)

Sole power to dispose or direct the disposition of:

14,600
(iv)

Shared power to dispose or direct the disposition of:

982,850

VHLP and VHCLLC:

(i)

Sole power to vote or direct the vote:

0
(ii)

Shared power to vote or direct the vote:

982,850
(iii)

Sole power to dispose or direct the disposition of:

0
(iv)

Shared power to dispose or direct the disposition of:

982,850


Item
5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof*
 the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check*
 the following box.  o

Item
6.
Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item
7.
Identification and Classification of the Subsidiary Which Acquired the*
 Security Being Reported on
By the Parent Holding Company or Control Person.

See disclosure in Item 2 hereof.

Item
8.
Identification and Classification of Members of the Group.

This Item 8 is not applicable

Item
9.
Notice of Dissolution of Group.

This Item 9 is not applicable.

9



CUSIP No. 04965B100
13D



Item 10.
Certifications.
By signing below I certify that, to the best of my knowledge and belief, the*
 securities referred to above were not
acquired and are not held for the purpose of or with the effect of changing*
 or influencing the control of the issuer of the securities and were not acquired and are not held in connection with*
 or as a participant in any transaction
having that purpose or effect.





SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I*
 certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2019


MALCOLM P. FAIRBAIRN



/s/ Malcolm P. Fairbairn





EMILY FAIRBAIRN



/s/ Emily Fairbairn





VALLEY HIGH LIMITED PARTNERSHIP



By: Valley High Capital LLC



By:
/s/ Malcolm P. Fairbairn

Name: Malcolm P. Fairbairn

Title:   Managing Member



VALLEY HIGH CAPITAL LLC





By:
/s/ Malcolm P. Fairbairn

Name: Malcolm P. Fairbairn

Title:   Managing Member





10



CUSIP No. 04965B100
13D


INDEX TO EXHIBITS

Exhibits.

Exhibit 99.1      	Joint Filing Agreement by and between the Reporting*
 Persons dated June 5, 2019

11


EXHIBIT 99.1

CUSIP No. 04965B100
13G


JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange*
 Act of 1934, as amended, the
undersigned hereby agree to the joint filing with each other on behalf of*
 each of them of such a statement on
Schedule 13G with respect to the Common Stock beneficially owned by each* of them of Atomera, Incorporated. This
Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement*
 as of the 5th day of
June, 2019.


MALCOLM P. FAIRBAIRN



 /s/Malcolm P. Fairbairn





EMILY FAIRBAIRN



/s/Emily Fairbairn





VALLEY HIGH LIMITED PARTNERSHIP



By: Valley High Capital LLC



By:
 /s/Malcolm P. Fairbairn

Name:
Malcolm Fairbairn

Title:
Managing Member



VALLEY HIGH CAPITAL LLC





By:
 /s/Malcolm P. Fairbairn

Name:
Malcolm Fairbairn

Title:
Managing Member